Notice of Exempt Solicitation

NAME OF REGISTRANT: Comcast Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2021 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 28, 2022

Dear Comcast Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 7 on the proxy card, which asks the Company to report on how the company addresses sexual harassment, with the following request:

RESOLVED: Shareholders urge the Board of Directors to release a transparency report (at reasonable expense, omitting confidential or privileged information) to shareholders assessing the effectiveness of the company's workplace sexual harassment policies, including the results of a comprehensive, independent audit/investigation, analysis of policies and practices, and commitments to create a safe, inclusive work environment.

SUPPORTING STATEMENT: Proponents suggest the report be published annually and summarize:

•	Effectiveness of sexual harassment and gender discrimination policies, trainings, and measures
•	Results of any independent investigation into employee or executive level allegations
•	Steps taken (or that could be taken) to hold employees and executives accountable
•	Number of sexual harassment cases investigated and the resolution

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Sexual harassment at Comcast presents a material investment risk.
2.	Comcast insists it has turned around a historical culture of workplace sexual harassment and discrimination, but it has failed to provide transparent reporting to investors.
3.	Comcast has not committed to best practice independent investigations of sexual harassment cases, at the employee or executive level.
4.	Comcast states that fulfilling the Proposal’s request would be a waste of resources, failing to recognize investors’ concerns and material investment risk.

1.	Sexual harassment at Comcast presents a material investment risk.

This is the third time this Proposal is going to a vote at Comcast and it has received increasing levels of support as investors recognize the business risks around workplace sexual harassment. Investors’ support of this Proposal increased by nearly 70 percent in 2021 as investors increasingly recognize the importance of assuring that the Company’s sexual harassment issues have been adequately addressed. In the fall, a similar proposal at Microsoft requesting greater transparency into sexual harassment allegations received 78 percent of the shareholder vote, highlighting this increasingly material concern for investors.

Investors are concerned that Comcast’s history of sexual harassment accusations can impact shareholder value. In recent years, numerous companies have incurred substantial reputational and investment costs due to sexual harassment allegations. After Wynn Resorts’ CEO Steve Wynn was accused of sexual misconduct, the company saw a $3 billion drop in market value. In 2017, Uber’s market value tumbled after reports of leadership’s complicity in addressing workplace sexual harassment. In 2018, the Board of 21st Century Fox agreed to a $90 million settlement after leadership failed to adequately address sexual harassment claims.

The #MeToo movement has highlighted companies’ systemic tolerance of sexual harassment and a tendency to protect assailants, especially those in leadership positions. Companies that struggle with systemic workplace sexual harassment also experience lower employee morale, lower employee productivity, and higher employee turnover. Due to this significant business risk, investors expect Comcast to transparently and effectively address sexual harassment claims.

2.	Comcast insists it has turned around a historical culture of workplace sexual harassment and discrimination, but it has failed to provide transparent reporting to investors.

In the opposition statement, the Board lists its current Company policies, practices, and procedures in order to obfuscate the Proposal’s request. However, the Proposal is clearly asking for a transparency report on the efficacy of these policies, practices, and procedures to address workplace sexual harassment and discrimination. The Proposal is focused on the outcomes and not the outputs of the Company’s response to its sexual harassment allegations. Due to the high level of publicity of sexual harassment allegations at Comcast in 2017, the Company has rightfully taken steps to remediate these issues. Yet, the opposition statement only offers one data point around the culture shift from 2017 to 2021 from employee engagement surveys.

The transparency report requested by the Proposal could include greater transparency into the number of sexual harassment cases investigated annually and the resolution year-over-year and results of any independent investigation into executive-level allegations.

3.	Comcast has not committed to best practice independent investigations of sexual harassment cases, at the employee or executive level.

We believe that independent investigations into sexual harassment allegations are critical, especially at the executive level. The Council of Institutional Investors states that best practice sexual harassment investigation should involve “non-conflicted outside law firms…particularly involving allegations against the CEO and other top officers.” With corporate power structures at play, internal investigations are subject to internal biases that prevent the company from adequately evaluating and resolving harassment claims. While an internal investigation was conducted into the Matt Lauer allegations in 2017, external investigations are essential to objectively hold those culpable accountable and alleviate shareholders’ concerns.

4.	Comcast states that fulfilling the Proposal’s request would be a waste of resources, failing to recognize investors’ concerns and material investment risk.

We strongly disagree with Comcast’s assertion that fulfilling this Proposal would be a “waste of resources.” This Proposal presents an opportunity for Comcast to assure investors that it has adequately tackled the material risks of workplace sexual harassment and discrimination, while identifying potential vulnerabilities to address. The Company states that it already dedicates significant resources to manage and mitigate risks related to sexual harassment and discrimination. This Proposal is not asking for a significant increase in dedicated resources, but simply asking for greater transparency into the efficacy of its current practices.

Conclusion

We believe a transparency report on Comcast’s sexual harassment policies will help ensure a transparent, safe, and inclusive corporate culture that is in the long-term best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Managing Partner

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.